October 17, 2007

Ms. Angela Crane

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Nidec Corporation

Form 20-F for the fiscal year ended March 31, 2007

File No. 333-13896

Dear Ms. Crane:

We have received your letter dated October 10, 2007 commenting on our Annual Report on Form 20-F for the year ended March 31, 2007 (the “20-F”). We are in the process of preparing a response to your letter.

We will be unable to respond within the requested 10 business days.  We expect to submit our response to your letter as soon as practicable, which we currently expect will be the week of November 5, 2007.

Thank you for your kind understanding.  If you have any questions or comments regarding the foregoing, please do not hesitate to call or send a fax to the undersigned, Yasunobu Toriyama (tel: 81-75-935-6200; fax: 81-75-935-6201).

Sincerely,

/S/ Yasunobu Toriyama

Yasunobu Toriyama Executive Vice President, Chief Financial and Accounting Officer and Director

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